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                                                                       Exhibit 1

                                    [GRAPHIC]


                                CANADIAN SUPERIOR
                                  ENERGY INC.




                                    [GRAPHIC]


                            2004 THIRD QUARTER REPORT


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MESSAGE TO SHAREHOLDERS
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FIRST NINE MONTHS 2004 OPERATING  RESULTS - SOLID WESTERN CANADIAN CASH FLOW AND
PRODUCTION - "HIGH IMPACT" OPPORTUNITIES OFFSHORE NOVA SCOTIA - "WORLD-CLASS" ACREAGE POSITION OFFSHORE TRINIDAD AND TOBAGO

     This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

     Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

     It is a pleasure to present to you the operating results of Canadian Superior Energy Inc. for the first nine months of 2004. During the first nine months of 2004, our management and professional staff have worked very hard to deliver shareholders a growth strategy based on our continued development of solid Western Canadian cash flow and production focusing on our Drumheller area and several high impact opportunities we have in Western Canada at East Ladyfern, Windfall, Altares and Umbach, not to mention our recent success with our Coal Bed Methane ("CBM") production. This has been combined with "High Impact" opportunities offshore Nova Scotia where we have one of the largest acreage positions and our "World-Class" holdings offshore Trinidad where a minimum of 5 wells are planned for drilling during the next 12 to 36 months. We are well positioned for sustained growth through the remainder of 2004, in 2005 and beyond. At the same time, we have applied sound business principles in prudently managing our balance sheet in order to be well positioned to continue to pursue our Offshore Nova Scotia and Trinidad Projects which provide "home run" opportunities for shareholders, as we continue to grow in Western Canada.

     Also, as will be highlighted further in this report, 2004 has been a busy year for us off the East Coast of Canada. We and our former partner El Paso Oil and Gas Canada, Inc. drilled the "Mariner" I- 85 exploration well. In the third Quarter, we released the results of an independent petrophysical evaluation of the "Mariner" I-85 exploration well completed by Al Lye & Associates, Inc. of Calgary, Alberta to analyze the well for hydrocarbon potential. Mr. Lye is a well known recognized expert in the field of well log analysis, evaluation and interpretation. In his independent assessment, 24.6 m (80.7 feet) of Net Pay was assigned to the "Mariner" I-85 well from his well log analysis. Further, in the report, it is stated that 4 (four) zones warranted flow testing in the well "based on the gas indications, calculated saturation and porosity values, and the pressure potential at the depth of these formations". Reserve Estimates were also addressed in the report. Although the "Mariner" I-85 well was not flow tested, the report states, "Potential reserve estimations can be generated based on well log data, and maps based on seismic interpretation" and has resulted in potential recoverable gas reserve estimates between 211 bcf and 632 bcf on this one "Mariner" structure on which the "Mariner" I-85 well was drilled and evaluated.

     In the third Quarter, we acquired El Paso Corporation's ("El Paso") offshore Nova Scotia exploration and production assets and have been working hard (at the engineering, permitting, procurement, wellsite surveys, rig selection, etc.) to prepare for further drilling at "Mariner", targeted for early next year, subject to drilling rig availability. At this point, we are well along in discussions with potential partners for "Mariner" and in rig negotiations and we will have more to say on this shortly.

     Steady progress is also being made in Trinidad and Tobago. We see offshore Trinidad as a great exploration and development fit for Canadian Superior. Offshore Trinidad is a "World-Class" basin with multiple large exploration and development opportunities, as well as developed, and developing LNG facilities and capacity, and ready access to international markets. When you align this with the stable

COVER:

ROWAN GORILLA V ON SITE DRILLING FOR CANADIAN SUPERIOR, OFFSHORE NOVA SCOTIA NEAR SABLE ISLAND. PHOTOGRAPH BY LOWELL GEORGIA

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fiscal and legal regime that is present in Trinidad and Tobago, you have a fair win-win situation for all those involved; and the Government and people are very knowledgeable and supportive of the oil and gas industry and aggressive explorers like Canadian Superior. We now have the detailed 3-D seismic data in hand for our Block 5 (c), which we have named "Intrepid". "Intrepid" was the code name of a famous Canadian spy during World War II, and some historians have argued he was one of the most important factors in the Allies winning the war. The famous Canadian spy's name was William Stephenson. The name "Intrepid" in Webster's Dictionary is defined as "outstandingly courageous" or "fearless". We feel the name is very appropriate given the challenges we face daily in the oil and gas business, and given that at this time of year, during Remembrance Day, we honor those Canadians and Allies who gave their lives in this name of freedom to win the War. Accordingly, we are excited about the "Intrepid" Block, and the first well of a multi-well drilling program planned for this "world-class" project should commence drilling, subject to Government and regulatory approval, by June 2005 on our "Intrepid" Block 5(c). Rig selection and the finalizing of partner arrangements are currently underway, and subject to our completing the same, we look forward to commencing drilling on this Block.

TRINIDAD AND TOBAGO

In the third quarter of 2004, we continued to make steady progress in preparing for exploration and development on our offshore Trinidad and Tobago holdings. Trinidad is one of the most coveted oil and gas basins in the world today and we were awarded the right to explore our "Intrepid" Block 5(c) in the Government of Trinidad and Tobago Ministry of Energy and Energy Industries' 2003/2004 Offshore Competitive Bid Round earlier this year. "Intrepid" Block 5(c) covers 80,041 gross acres and has significant natural gas exploration and development potential offsetting the large Dolphin gas field operated by British Gas. We have just recently received the detailed 3-D seismic data over the "Intrepid" Block from the Government of Trinidad and Tobago and are reprocessing that data to confirm several drilling locations. Based on detailed seismic, a number of large structural gas prospects have been identified on the "Intrepid" Block with multi-tcf potential. We have signed the Production Sharing Contract, and as per Trinidad and Tobago Government protocol, it is to be executed by the Prime Minister in due course. If everything goes as planned, we expect to announce the Drilling Contractor shortly and be in a position to commence drilling our first offshore Trinidad exploration well, of a planned multi-well program, on "Intrepid" off the East Coast of Trinidad by mid-year 2005.

                       CANADIAN SUPERIOR ENERGY INC.
                   TRINIDAD AND TOBAGO--REGIONAL SETTING

                                   [MAP]


NOTE: EXPANDED VERSION OF THIRD QUARTER REPORT MAPS MAY BE VIEWED ON WWW.CANSUP.COM


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                       CANADIAN SUPERIOR ENERGY INC.
                   TRINIDAD AND TOBAGO--OFFSHORE HOLDINGS

                                   [MAP]

     Also during the third quarter of 2004, in Trinidad and Tobago, we continued to lay the groundwork for commencement of the first phase of operations on our Mayaro/Guayaguayare (M/G) "Tradewinds" project, including the reprocessing of existing seismic data we have in hand and planning for the commencement of 3-D seismic shooting and acquisition operations in 2005, to be followed by drilling operations thereafter. Our "Tradewinds" project is a "World Class" oil project and joint venture with the national oil company,

                     TRINIDAD AND TOBAGO INTREPID BLOCK 5(c)
                             PROSPECT SUMMARY MAP

                                   [MAP]


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the Petroleum Company of Trinidad and Tobago Limited ("Petrotrin"). This joint venture encompasses two near-shore Blocks (55,000 gross acres) off the east coast of Trinidad where we have the potential to establish significant oil reserves in the heart of a known producing hydrocarbons-bearing structural trend.

     As a result of the "Intrepid" Block 5(c) acquisition and our Mayaro/Guayaguayare (M/G) "Tradewinds" Joint Venture, Canadian Superior plans to drill at least five new wells over the next 12 to 36 months offshore Trinidad and Tobago. Also, in Trinidad, we are well along in discussions with potential partners and rig negotiations and we will have more to say on this shortly.

OFFSHORE NOVA SCOTIA, CANADA

Further drilling is planned by Canadian Superior offshore Nova Scotia off the East Coast of Canada in early 2005. To better position the Corporation in this regard, in the third quarter of 2004, Canadian Superior acquired El Paso Corporation's ("El Paso") offshore Nova Scotia assets as part of El Paso's overall oil and gas exploration and production exit from Canada. The acquisition included El Paso's interests in the "Marquis" Blocks (EL 2401 & 2402), and in the "Mariner" Block (EL 2409) offshore Nova Scotia and in the "Mariner" I-85 well, all of El Paso's seismic data, all shared geophysical, geotechnical and environmental data, all "Marquis" L-35/L-35A well data, all "Mariner" I-85 well data, all related inventory and extensive tax pools.


                       MARINER PROSPECT SUMMARY MAP
                       POTENTIAL UNRISKED RESERVES
                                  2.5 TCF

                                   [MAP]


     During the third quarter of 2004, offshore Nova Scotia, we have continued actively preparing for further drilling. Based on front end geological and geophysical analysis completed over the past several months, two new prospective locations have been identified for drilling on our "Mariner" block. Drilling engineering, procurement and permitting activities to progress this additional drilling on our "Mariner" Project are all well underway. The two new proposed locations can be seen on the map above. Wellsite survey work was completed at these sites in the third quarter of 2004, as was the securing of the most critical long lead item for the well by purchasing the 10 3/4 inch and 9 7/8 inch casing, for the next "Mariner" well. The pipe was particularly critical to continue with our critical path planned for spudding the next well, and


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                                   [MAP]

as indicated above we are in the final stages of securing a drilling rig for this project.

OTHER EAST COAST CANADA, OFFSHORE NOVA SCOTIA HOLDINGS

Canadian Superior has emerged as one of the largest acreage holders Offshore Nova Scotia with interests in six exploration licences totaling 1,293,946 (100% owned) acres and we are one of the few operators involved in the three main play types in the basin.

              RANKING OF PUBLIC COMPANY ACREAGE HOLDERS OFFSHORE
                                 NOVA SCOTIA

                                   [GRAPHIC]

     In addition to Canadian Superior's "Mariner" exploration project targeting Cretaceous gas bearing sands, we continue to work on our Abenaki Reef "Marquis" project and our "Mayflower" deepwater project.

     Our "Marquis Project" lands encompass two exploration licences with approximately 112,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure. The "Marquis Project" lands are located approximately 20 kilometres (12 miles) northwest of Sable Island and approximately 25 kilometres (16 miles) northeast of EnCana's Deep Panuke Abenaki reef natural gas discovery. During 2002 the first "Marquis" exploration well, L-35/L-35A, was drilled and confirmed the presence of a porous Abenaki reef reservoir in three separate zones within the Abenaki reef complex. Additional seismic data to provide detailed geophysical data that can now be tied to measured well bore data obtained through the drilling of the "Marquis" L-35/L-35A exploration well will be obtained in due course and should allow us to identify optimal future drilling locations on the Abenaki Reef up-dip from our 2002 "Marquis" L-35/L-35A well.

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                        CANADIAN SUPERIOR ENERGY INC.
  "MARQUIS", "MARINER", "MARAUDER", AND "MARCONI" PROSPECTS

                                   [GRAPHIC]


     Canadian Superior's 100% owned "Mariner","Marauder","Marconi" and "Marquis" Prospects comprise approximately 584,000 acres and are located in close proximity to Sable Island and the producing and non-producing ExxonMobil fields in the area. (See above map)

              "MAYFLOWER" WORLD-CLASS TURBIDITE PROSPECTS

                                   [GRAPHIC]


Canadian Superior's "Mayflower" deepwater project exploration licence covers approximately 710,000 (100% owned) acres and is located approximately 460 kilometres (285 miles) east of Boston. Mapping to


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date indicates the presence of five sizeable deepwater prospects within the
"Mayflower" block. These large prospects are structural and are typically formed by mobile salt tectonics. Prospect sizes range from 50 to 200 square kilometers (19 to 77 square miles) in size and are located in 1,300 to 2,500 metre (4,265 - 8,200 feet) water depths. We currently plan to proceed with a high resolution seismic program over the "Mayflower" block to further define targeted structures to enable future drilling.

                         CANADIAN SUPERIOR ENERGY INC.
   "MAYFLOWER PROSPECT" SEISMIC DATA CANADIAN SUPERIOR--TURBIDITE PROSPECT

                                   [GRAPHIC]

     We also have several other exciting Cretaceous prospects acquired in November 2003 on our new "Marauder" and "Marconi" exploration lands covering 370,881 additional 100% owned acres offshore Nova Scotia. These exploration licences were targeted for acquisition based on analysis of recently shot proprietary seismic data and in-house geological evaluations. "Marauder", encompassing 312,037 (100% owned) acres, directly offsets three Significant Discovery Licences (Uniacke, Citnalta and Arcadia). "Marauder" has four seismically defined prospects, two of which lie on trend with and are related to the Uniacke and Citnalta significant discoveries. These provide Canadian Superior with additional attractive prospects in this proven area. "Marconi" (EL
2416), encompassing 58,844 (100% owned) acres, has a seismically defined tilted fault / anticlinal prospect similar to other Sable area fields such as Glenelg and Alma.

WESTERN CANADA

OPERATIONS SUMMARY

In addition to working hard on the "high impact" opportunities we have offshore Nova Scotia and our "world-class" holdings offshore Trinidad and Tobago, during the third quarter of 2004, we have worked hard in Western Canada continuing to develop Western Canadian cash flow and production focusing on developing our Drumheller Alberta core area and several high impact drilling opportunities. We are pleased to report that our stepped up exploration and development program in 2004 is continuing to pay off with success in Western Canada and our current November 2004 production at approximately 2,700 boe/d.

     In Western Canada, we have continued our successful drilling 2004 campaign in the Drumheller area. Following up on the five wells that were drilled in the second quarter of 2004, nine wells were drilled in the third quarter; with eight out of the nine being successful. Six were successful gas wells (four on production, one waiting on tie-in, and one suspended) and two were successful oil wells (one on production and one

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              STRATEGIC ACQUISITION "DRUMHELLER AREA" ALBERTA

                                   [GRAPHIC]


waiting on tie-in). One of the producing gas wells has been dually completed for conventional gas and for Coal Bed Methane (CBM). Of the nine wells, eight are 100% working interest wells that are operated by Canadian Superior.

     The focus in the fourth quarter will continue to be the Drumheller area. Our Corporation acreage holdings in Drumheller continue to increase, and as of September 30th, 2004, Canadian Superior holds 181,675 gross acres in that area. The Corporation plans to drill another eight operated wells into various gas / oil zones within the Cretaceous section by year end. Also, Canadian Superior is participating in a nine well Coal Bed Methane (CBM) program with a well known CBM player in the area. This program, which started in mid-October, should be completed within the fourth quarter. We intend to use this fourth quarter program as a staging ground for future development of the extensive CBM potential that exists over our acreage base within the Drumheller area. As the Drumheller area coal bed potential develops, we are considering aggressive development of our coal bed methane rights. Recent sales prices for Drumheller area lands with coal bed methane potential has exceeded $250,000 per section (approximately $390 per acre). We have approximately 108 net sections (69,120 acres) in the Drumheller area with potential for coal bed methane production.

     In addition, we are also undertaking a major 3-D seismic program within the Drumheller area. The 46 square kilometer program is currently being shot over lands that are largely controlled by Canadian Superior and ten to fifteen new drilling locations are expected to be added to our large Drumheller area drilling prospect inventory generated from the 3-D Program.

     In Western Canada, we expect to drill approximately 40 wells over the next 12 months, primarily in Drumheller and on high impact plays as discussed further below.

WESTERN CANADIAN HIGH IMPACT OPPORTUNITIES

Planning is underway for several high impact wells that will be drilled over the next 12 months in a number of focused explorations areas. In East Ladyfern, we currently hold 24 contiguous sections of land in this area and we are continuing to focus on developing this high impact Slave Point play in the East Ladyfern area. During the first quarter of 2004, one well was successfully completed on this play and 61 square


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                        CANADIAN SUPERIOR ENERGY INC.
               WESTERN CANADA EXPLORATION--DEVELOPMENT AREAS

                                    [MAP]

kilometres (24 square miles) of 3-D seismic was shot in the East Ladyfern area last winter. Based on this encouraging 3-D seismic program, multiple new locations have been identified for drilling. Wellsite surveys were completed during 2004 and drilling operations are expected to commence after freeze-up this year. A multiple well program is expected to follow. East Ladyfern pipeline routes have been surveyed and plans have already been submitted to government agencies. This year, the first new well should spud shortly after freeze-up later in 2004. An additional 2-D seismic program is also under consideration to further define prospects, and may be shot in the area to assess the planned expansion of the play.

     Canadian Superior also holds operated high working interests in a number of other Alberta, British Columbia and Saskatchewan properties that are primarily in winter access areas. These other areas total an aggregate of 102,304 gross acres (83,084 net acres) in Alberta and 15,243 gross acres (11,766 net acres) in British Columbia. The main operated areas in Alberta are Windfall, Boundary Lake and Bison. In British Columbia, the main operated areas are Altares, Umbach and Parkland, all of which are considered to be potential high impact areas.

     The Windfall / Pine Creek area in the West Central Alberta region is a focused area for the Corporation. Canadian Superior has participated in several land sales in the area and is preparing to spud a well during this winter drilling season with a Jurassic / Early Cretaceous target. The Corporation will also participate in a non-operated well in the area for the same target. At the same time, the Corporation plans to re-enter an existing producing well to complete a second highly prospective zone and enhance overall production in the area.

     Canadian Superior continues to be active in Altares and the Parkland area of NEBC, and the Venus, Botha and Chinchaga areas of Northern Alberta. These areas are currently under evaluation and review and will be ranked within the existing drilling portfolio. Our Saskatchewan properties and the Bison area of Alberta are considered mature and non-core properties and they may be divested.


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FINANCIAL HIGHLIGHTS

We are pleased to report that average daily production for the first nine months of 2004 increased to 2,501 boe/d, up 15 percent from 2,166 boe/d for the first nine months of 2003. However, there was a 13 percent production decline in the third quarter of 2004 compared to the same quarter of 2003, due to reduced drilling activity in response to prudent balance sheet management that required other capital and expense considerations to be addressed. However, higher commodity prices resulted in increased cash flow and compensated for this short-term production decline during the third quarter of 2004. As noted above, as a result of our recent drilling success, our current production as of early November 2004 increased to 2,700 boe/d and further increases are expected.

     Also, we are pleased to report that oil and gas revenues increased 20 percent to $27.7 million in the first nine months of 2004 as compared to $23.0 million in the first nine months of 2003. Third quarter revenues showed an increase of 2 percent to $9.3 million over the $9.1 million for the same period in 2003.

     Cash flow from operations was also up, up 48% for the first nine months of 2004 to $14.3 million and third quarter cash flow increased by 5 percent to $4.5 million for the quarter.

     The Corporation posted a loss of $2.3 million for the third quarter of 2004. These losses were due primarily to non-cash expenses including the expensing of stock options, as stock based compensation, of $0.8 million for the third quarter and $1.7 million for the nine month period in 2004, coupled with non-cash depletion, depreciation and accretion expenses of $6.2 and $16.4 million for the third quarter and year to date, respectively. As a result of these non-operating expenses that are the result of new accounting policy total losses in the first nine months were $3.3 million.

LAND INVENTORY

Our undeveloped land acreage in Western Canada at the end of the third quarter was approximately 177,171 gross acres (151,154 net acres) with an average working interest of 85%. During the balance of 2004, we intend to actively add to our large undeveloped land holdings, with a particular focus on the Drumheller area.

     Canadian Superior is also one of the largest landholders Offshore Nova Scotia, where Canadian Superior currently holds high working interests (owned 100%) in six licences covering an aggregate of 1,293,946 acres.

     In Trinidad and Tobago, Canadian Superior's Mayaro/Guayaguayare(M/G) "Tradewinds" joint venture lands cover 55,000 gross acres and our "Intrepid" Block 5(c), awarded in the second quarter 2004, added an additional 80,041 gross acres. Total acreage is now 135,041 gross acres, resulting in Canadian Superior becoming one of the largest strategic landholders in Trinidad and Tobago.

RECENT CORPORATE DEVELOPMENTS

Late during the second quarter of 2004, Canadian Superior expanded its management team with the adding of 5 individuals hired from El Paso Oil and Gas Canada, Inc. Unfortunately, 2 of these individuals, Harvey Klingensmith and Dave Purcell hired as C.O.O. and C.F.O., respectively, did not work out as expected. Mr. Klingensmith was to assist me with my work load, following my serious near fatal traffic accident last year, and I have now resumed his duties, and Mr. Ross A. Jones has joined Canadian Superior as our new Chief Financial Officer ("C.F.O."). Mr. Jones is well known to us having worked for us at Canadian 88 Energy Corp and he has 24 years of extensive financial experience and is a Certified Management Accountant. He has worked in a senior financial capacity in a number of public and private companies and is a "team player" and has a very good understanding of Canadian Superior and the oil and gas business. As for the other individuals who joined us from El Paso, we are pleased to report that these talented professionals, headed-up by Mel Marshall, our Vice President, Exploration (formerly El Paso's Manager of Exploration), are also "team players" doing an excellent job along side the other members of our strong technical and operating team, which has just reported great success and have kicked-off our fall drilling program as outlined in our November 1, 2004 Press Release. Nine wells were drilled in the third quarter; with eight out of the nine being successful, an 89% success rate. The focus in the fourth quarter will continue to be our Drumheller core area, while taking advantage of several high impact opportunities in East Ladyfern, Windfall, Altares and Umbach.


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     We are also pleased to report that Ms. Carla O'Neil has joined Canadian
Superior as Office Manager. Ms. O'Neil has extensive experience in this regard. Carla joins Canadian Superior having been until very recently at UBS Energy Canada Ltd. Also due to the high level of Company activity in Western Canada, Canadian Superior has further enhanced its technical team with the hiring of Mr. Frits Van Dyl as Senior Geologist. Mr. Van Dyl is well known and has over 20 years of oil and gas experience.

     We also report that Mr. Rod Erskine, former president of El Paso Production Co., a subsidiary of El Paso Corporation, has been unable to continue as a Director with Canadian Superior. Mr. Erskine has recently expanded his own new private venture, Erskine Energy LLC, and can no longer dedicate the time required by these Board activities. We wish Mr. Erskine well in his new venture.

    At the same time, we are very pleased to report that Mr. Alex Squires (C.F.A.), who is a well known oil and gas financial analyst and businessman from Toronto and who has previously worked for such firms as the Royal Bank and is knowledgeable on Canadian Superior and has the time to devote to our Company, has accepted an appointment to our Board of Directors, and we are glad to have him. Mr. Squires is a very talented and financially knowledgeable individual and has joined Canadian Superior's Board of Directors and will be assuming the role of Chairman of Canadian Superior's Audit Committee. Mr. Squires has over 33 years of financial and business experience and is a Chartered Financial Analyst. He is a past director of the Toronto Society of Financial Analysts, a past president of the Canadian Association of Petroleum Investment Analysts ("CAPIA") and has served on the board of the New York based, National Association of Petroleum Investment Analysts ("NAPIA"). He is currently a managing partner with Brant Securities Limited ("Brant") and a Director at Brant. We know that Alex will make a significant contribution as an experienced independent Director.

    We also wish to provide you with an update on the class action lawsuits initiated against Canadian Superior and a number of its senior officers and directors that resulted from the drilling of the "Mariner" well earlier this year, although U.S. investors are very familiar with this unfortunate type of "lawyer driven" activity, which in the opinion of one of our many supporters are that of "shakedown artists", it is a relatively new type of activity in Canada. As reported to you in our first Quarter 2004 Report to shareholders, we were of the opinion that these multiple lawsuits filed in the U.S. would be consolidated into one law suit by the U.S. Federal Court. We are pleased to report that this has been the case and our U.S. lawyers have now filed for a complete dismissal of this case. We have also been advised by our lawyers that 3 similar "copy-cat" actions filed in Canada, which in our option have been spawned in Canada as a result of the U.S. Actions and certain inaccurate media reports, are in various stages, and we are pleased to report, that we have been advised by our lawyers, as of last week, that one of these 3 actions will not be proceeding, in our opinion, for lack of merit. Action to dismiss the other 2 claims, like those being taken in the U.S., will be forthcoming in due course.

    Canadian Superior is of the opinion that these frivolous and malicious claims are without merit, and that they are self-serving "lawyer driven" actions designed to "shakedown" our Company and our legitimate shareholders and insurance companies. We do not intend to allow this to be the case! The lawyers and "shareholders" responsible for these claims, allege to directly represent less than 100,000 shares of our total shareholder base of about 108,000,000 shares outstanding. These actions are indeed unfortunate, and Canadian Superior intends to seek damages and full recourse against all those responsible for these activities. We will keep you further appraised on developments in this regard.

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve common goals. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence. We conduct regular discussions with community representatives and stakeholders and we take care to ensure that planned activities are fully explained. Our attitude of direct involvement with local communities is consistently supported by sponsorship of community programs.

     In Western Canada, Canadian Superior has been a sponsor of urban and rural communities, charitable organizations and sponsorships including cancer research in Alberta, the Calgary Chinook Scout Foundation, the Rockyview General Hospital, STARS and the Alberta Cancer Foundation. The Corporation is also a major sponsor of the Calgary Stampede and 4H on Parade, the latter being one of the largest rural youth agricultural shows in North America. We intend to actively continue with support for community and


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11           CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------


charitable programs and initiatives and we encourage our staff and management to do the same.

     In Nova Scotia, Canadian Superior's contributions have included supporting education and training, as well as to oil and gas related research and development activities, for students enrolled in undergraduate education programs in Nova Scotia. We have provided Education, Training, and Research and Development funds to Dalhousie University, St. Francis Xavier University, the University College of Cape Breton and the Nova Scotia Community College.

     Given our recent success in Trinidad and Tobago, we intend to support local communities and programs consistent with achieving our objectives in Trinidad and Tobago.

     In summary, we look forward to continuing to actively support programs related to the communities and stakeholders that support our corporate objectives and growth strategies.

OUTLOOK - 2004 AND BEYOND

Accordingly, given the above mentioned achievements of the Corporation, the next several months will be very exciting for Canadian Superior and our shareholders. With the continued support of our shareholders and the solid growth platforms we have developed that underpin Canadian Superior, we are very confident that 2004 and beyond presents us with a very exciting future. We intend to continue to prudently manage our balance sheet while we remain focused on growing solid Western Canadian cash flow and production combined with exploration and development of our "World Class Home Run" opportunities offshore Nova Scotia and in Trinidad. We are also pleased to report that our achievements have been recognized, as noted in several recent analytical reports highlighting "Buy" ratings, including a recent report in the United States by C.K. Cooper Research Update, October 27, 2004, and in Canada by Mason Placements Canada / Schachter Asset Management Inc. Report, October 14, 2004 and a recent report by Acumen Capital Partners, November 2004.

     Accordingly, we are confident that we will achieve several "Home Runs" for our shareholders in the future and beyond. We are confident that our continued hard work, along with your support, will result in continued success for our Company.

     Respectfully submitted on behalf of Canadian Superior Energy Inc.

                                      CANADIAN SUPERIOR ENERGY INC.
                                       per

                                      [SIGNATURE]

                                      Greg S. Noval
                                      Chief Executive Officer
                                      November 15, 2004

THE CANADIAN SUPERIOR WEBSITE AT WWW.CANSUP.COM CONTAINS DETAILED DESCRIPTIONS OF WESTERN CANADIAN ASSETS, OFFSHORE NOVA SCOTIA MAPS AND PROJECT DESCRIPTIONS AND TRINIDAD AND TOBAGO MAPS AND PROJECT DESCRIPTIONS.


--------------------------------------------------------------------------------
           CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT            12

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the nine months ended September 30, 2004, and the audited consolidated financial statements and MD&A for the year ended December 31, 2003 contained in the 2003 annual report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the third quarter of 2004 compared with the same period in 2003 unless otherwise indicated. The calculation of barrels of oil equivalent ("boe") is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

     Management's Discussion and Analysis contains the term "cash flow from operations", which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP"). Canadian Superior's determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

     The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

SELECTED FINANCIAL INFORMATION

                                                                       Three Months Ended                    Nine Months Ended
                                                                          September 30                          September 30
($000's except per share amounts)                                    2004             2003                2004               2003
                                                                 ----------------------------          -----------------------------
Oil and gas revenue net of royalties                             $   7,404              7,480          $  22,874             18,477
Cash flow from operations                                            4,526              4,317             14,274              9,671
  Per Share - basic                                                   0.04               0.05               0.13               0.12
  Per Share - diluted                                                 0.04               0.04               0.13               0.11
Net loss                                                            (2,267)                (6)            (3,304)              (224)
  Per Share - basic                                                  (0.02)              0.00              (0.03)              0.00
  Per Share - diluted                                                (0.02)              0.00              (0.03)              0.00
Total assets                                                       146,842            109,861            146,842            109,861
Net debt including working capital                                  14,408             30,135             14,408             30,135

PRODUCTION, PRICING AND REVENUE


                                                                          Three Months Ended                   Nine Months Ended
($000's)                                                                       September 30                        September 30
                                                                         2004              2003              2004              2003
                                                                       -------------------------          --------------------------
NATURAL GAS
Average Daily Production (mcf/d)                                        10,490            11,692            11,263             9,799
Average Sales Price ($/mcf)                                            $  6.41              6.29           $  6.68              6.81
NATURAL GAS REVENUE ($000'S)                                           $ 6,191             6,765           $20,622            18,213

OIL & NGLS
Average Daily Production (bbl/d)                                           653               798               624               533
Average Sales Price ($/bbl)                                            $ 48.94             31.93           $ 40.52             33.15
OIL & NGLS REVENUE ($000'S)                                            $ 2,941             2,343           $ 6,923             4,823

BARRELS OF OIL EQUIVALENT (6:1)
Average Daily Production (boe/d)                                         2,401             2,748             2,501             2,166
Average Sales Price ($/boe)                                            $ 42.01             35.96           $ 40.38             38.86
TOTAL OIL AND GAS REVENUE ($000'S)                                     $ 9,282             9,087           $27,670            22,976


Average daily production for the first nine months of 2004 increased to 2,501 boe/d, up 15 percent from 2,166 boe/d in the first nine months of 2003. The Drumheller property acquisition closed on March


--------------------------------------------------------------------------------
13           CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT

                                              MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

20, 2003 and as such the Corporation included revenues, expenses and production volumes related to Drumheller from March 21, 2003 forward. Third quarter 2004 production averaged 2,401 boe/d, down 13 percent from the corresponding quarter in the prior year.

     Oil and gas revenues increased 20 percent to $27.7 million in the first nine months of 2004 as compared to $23.0 million in the first nine months of 2003 due to higher 2004 average production levels and prices. The average realized sales price for the first nine months of 2004 was $40.38/boe up 4 percent from $38.86 in the same period of 2003. Third quarter revenues increased 2 percent to $9.3 million in 2004 from $9.1 million in 2003 as the average realized sales price increased 17 percent to $42.01/boe in the quarter up from $35.96 in the third quarter of 2003.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes.

At September 30, 2004 the Corporation has the following contracts in place relating to the remainder of 2004 or 2005:

   CONTRACT                 VOLUME                           PRICE                      TERM
   --------                 ------                           -----                      ----
   NATURAL GAS
   Fixed Price              2,000 gj/d                       $6.14/gj (Aeco)            April 1, 2004 - October 31, 2004
   OIL
   Fixed Price              100 bbl/d                        $44.25 US/bbl WTI          October 1, 2004 - March 31, 2005

   At September 30, 2004, the estimated fair values of the above financial instruments was a loss of approximately $0.1 million.

   Subsequent to September 30, 2004, the Corporation entered into the following contracts:


CONTRACT                    VOLUME                              PRICE                      TERM
--------                    ------                              -----                      ----
NATURAL GAS
Fixed Price                 1,000 gj/d                          $9.37/gj                   December 1, 2004 - March 31, 2005
Costless Collar             1,000 gj/d                          $7.00 - $13.50/gj          November 1, 2004 - March 31, 2005

ROYALTIES

Third quarter of 2004 royalties totalled $1.9 million (20 percent of revenue), bringing the first three quarters of 2004 total to $4.8 million (17 percent of revenue). During the second quarter of 2004, the Corporation received approximately $0.8 million of royalty rebates related to capital expenditures incurred in 2002 and 2003. These royalty reductions reduced the recorded 2004 year to date royalty expenses which would have averaged 20 percent of revenues without such prior period revisions. 2003 royalties averaged 18 percent and 20 percent of revenues for both the third quarter and first nine months respectively.

GENERAL AND ADMINISTRATIVE

                                                Three Months Ended    Nine Months Ended
     ($000's)                                       September 30        September 30
                                                    2003     2004      2003       2004
                                                -------------------   ------------------
     Reported G&A                                  1,689     1,154     4,923     3,983
     Non cash stock based compensation included     (792)     (214)   (1,732)     (550)
                                                -------------------   ------------------
     Cash G&A expenses                               897       940     3,191     3,433
                                                -------------------   ------------------
                                                -------------------   ------------------

Reported G&A expenses were $1.7 million in the third quarter of 2004, up from $1.2 million in the third quarter of 2003. These third quarter 2004 costs include $0.8 million (2003 - $0.2 million) of non-cash stock based compensation expenses relating to the implementation of a new accounting standard as of January 1, 2004. This policy requires all stock options granted to employees, directors and consultants of the Corporation to be fair valued and recorded as compensation expense when granted over the vesting period of the related options. Reported G&A expenses for the first nine of 2004 were $4.9 million up from $4.0 million in 2003. The cash G&A expenses, net of stock based compensation, was lower for both the third quarter and first nine months of 2004 than the equivalent periods in 2003.

--------------------------------------------------------------------------------
           CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT            14

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


PRODUCTION AND OPERATING EXPENSES

                                                            2003                               2004
                                                  Q1     Q2      Q3      Q4            Q1       Q2     Q3
                                                 ----  ------  -----   -----         -----    -----  -----
      Production and Operating Expenses
      ($000's)                                    724   1,989   1,771   1,508         1,510    1,786  1,870
        Per boe ($)                              8.65    7.89    7.02    6.16          6.40     7.83   8.46

Production and operating expenses were $1.9 million ($8.46/boe) in the third quarter of 2004, up from $1.8 million ($7.02/boe) in the third quarter of 2003. The first nine months production and operating expenses totalled $5.2 million ($7.54/boe) in 2004 as compared to $4.5 million ($7.58/boe) in 2003. 2004 production and operating expenses included approximately $0.6 million ($0.94/boe) of costs relating to a successful Drumheller optimization program initiated. Continuing production and operating expenses equalled approximately $6.60/boe for the first nine months of 2004.

INTEREST EXPENSE AND INCOME

For the first nine months of 2004 the Corporation paid $0.4 million (2003 - $1.0 million) in interest on its revolving production loan facility, which at September 30, 2004 had a drawn balance of only $ 8.35 million. Interest income of $0.4 million was earned by the Corporation in the first nine months of 2004 on its Offshore Nova Scotia licence term deposits, compared to $0.3 million in the same period of 2003.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion expenses (DD&A) were $6.2 million ($28.08/boe) for the third quarter of 2004, bringing the first nine months of 2004 total to $16.4 million ($23.96/boe). The third quarter of 2003 DD&A expenses were $4.1 million ($16.23/boe) with the first nine months of 2003 totalling $9.2 million ($15.61/boe). The increase in 2004 charges relates largely to negative reserve revisions to the Corporation's non-Drumheller area properties in the January 1, 2004 independent reserve evaluation. Additionally, approximately $16 million of Mariner I-85 well costs were added to the Corporation's full cost pool for depletion purposes in the third quarter of 2004, which increased the DD&A rate for the quarter. DD&A has been restated as per Note 6 in accordance with the adoption of a new accounting standard regarding asset retirement obligations. The adoption of this new standard increased 2004 earnings by approximately $1.0 million.

TAXES

The Corporation recorded current taxes of $72,000 for the third quarter of 2004 (third quarter 2003 - $83,000) in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation's book value. The Corporation does not expect to be cash taxable in 2004. A future income tax reduction of $203,000 was recorded for the third quarter of 2004, compared with an increase of $9,000 for the same period in 2003. The reduction arose as a result of the loss from operations.

CAPITAL EXPENDITURES


                             Three Months Ended              Nine Months Ended
                                September 30          %         September 30           %
($000's)                       2004      2003      change     2004       2003       change
                             ------------------              -----------------
Acquisition                   2,400         0                 2,400     54,160       -96%
Exploration & Development     4,454     4,546        -2%     21,122     10,303       105%
Plants, Facilities &          1,900     1,811         5%      5,010      1,997       151%
Pipelines
Capitalized Expenses            973       987        -1%      2,983     2,950          1%
Land & Lease                    750      (224)                1,978       246        704%
                            ------------------              -----------------
Totals                      $10,477     7,120         47%   $33,493    69,656        -52%
                            ------------------              -----------------
                            ------------------              -----------------


The Corporation incurred $10.5 million of capital expenditures in the third quarter of 2004, including $2.4 million of acquisition costs, up 47% from $7.1 million in the third quarter 2003. Capital expenditures for the nine months ended September 30, 2004 totalled $33.5 million including approximately $11 million related to the Corporation's share of the Mariner I-85 well in 2004. The Corporation spent $69.7 million on capital expenditures during the first nine months of 2003 including $54.2 million on the Drumheller acquisition.


--------------------------------------------------------------------------------
15           CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT

                                              MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


CEILING TEST

The Corporation adopted CICA Accounting Guideline 16 "Oil and Gas Accounting Full Cost" in its fourth quarter 2003. This guideline limits the carrying value of oil and gas properties to their fair value in a ceiling test calculation which must be performed at least annually. The fair value is estimated to be the timely future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. No write-down of oil and gas assets was required, under this guideline.

The Corporation calculated a ceiling test at September 30, 2004 in which it included the costs of its Mariner I-85 well (of approximately $16 million) into its full cost asset base subject to ceiling test and depletion calculations. No write down of the Corporation's oil and gas assets were required as a result of the ceiling test as the calculation yielded a marginal excess.

NET INCOME AND CASH FLOW FROM OPERATIONS


                                                          THREE MONTHS ENDED
                                                             SEPTEMBER 30

                                                 ($000's)                  ($ per boe)
                                          ------------------------------------------------
                                            2004          2003           2004        2003
------------------------------------------------------------------------------------------
REVENUE                                   $ 9,282        9,087      $   42.01      35.96
Royalties                                   1,878        1,607           8.50       6.36
Production and operating expenses           1,870        1,771           8.46       7.01
------------------------------------------------------------------------------------------
OPERATING NETBACK                           5,534        5,709          25.05      22.59
G & A expenses, net of stock based
comp                                          897          940           4.06       3.72
Net interest expense                           39          369           0.18       1.46
Large Corporations Tax                         72           83           0.33       0.33
------------------------------------------------------------------------------------------
CASH FLOW                                   4,526        4,317          20.49      17.09
Depletion, depreciation and accretion       6,204        4,100          28.08      16.23
Stock based compensation                      792          214           3.58       0.85
Future income tax (recovery)                 (203)           9          (0.92)      0.04
------------------------------------------------------------------------------------------
NET LOSS                                  $(2,267)          (6)     $  (10.26)     (0.02)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------


                                                          NINE MONTHS ENDED
                                                             SEPTEMBER 30

                                                 ($000's)                  ($ per boe)
                                          ------------------------------------------------
                                            2004          2003           2004        2003
------------------------------------------------------------------------------------------
REVENUE                                   $ 27,670        22,976      $   40.38      38.86
Royalties                                    4,796         4,499           7.00       7.61
Production and operating expenses            5,166         4,484           7.54       7.58
------------------------------------------------------------------------------------------
OPERATING NETBACK                           17,708        13,993          25.84      23.66
G & A expenses, net of stock based
comp                                         3,191         3,433           4.66       5.81
Net interest expense                            38           718           0.06       1.21
Large Corporations Tax                         205           171           0.30       0.29
------------------------------------------------------------------------------------------
CASH FLOW                                   14,274         9,671          20.83      16.36
Depletion, depreciation and accretion       16,416         9,230          23.96      15.61
Stock based compensation                     1,732           550           2.53       0.93
Future income tax (recovery)                  (570)          115          (0.83)      0.19
------------------------------------------------------------------------------------------
NET LOSS                                  $ (3,304)         (224)     $   (4.82)     (0.38)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

The Corporation recorded a loss of $2.3 million ($0.02 per share) in the third quarter of 2004, compared to a loss of $0.0 million ($0.00 per share) in the corresponding 2003 quarter. In the first nine months of 2004 the Corporation posted a loss of $3.3 million ($0.03 per share) compared to a loss of $0.2 million ($0.00 per share) in the same period of 2003. Principle factors relating to the 2004 losses include increases in non-cash expenses of DD&A and stock based compensation.

     Cash flow from operations for the third quarter of 2004 was $4.5 million ($0.04 per share), up 5 percent from $4.3 million ($0.05 per share) in the same quarter of 2003. During the first nine months of 2004 cash flow increased to $14.3 million ($0.13 per share), up from $9.7 million ($0.12 per share) in the

--------------------------------------------------------------------------------
           CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT            16

MANAGEMENT DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


first three quarters of 2003. The Drumheller production and corresponding cash flow was recorded by the Corporation from March 21, 2003 forward.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's current $24.0 million revolving production loan facility expires on November 30, 2004, unless renewed or extended. At September 30, 2004, $8.35 million was drawn on this facility. If the current facility is not renewed the Corporation intends to pay out the outstanding balance by means of a replacement facility, issuing other forms of debt, or possible equity issuances. As at October 31, 2004, $11.3 million was outstanding on this facility, and the Corporation had approximately $2.8 million in cash deposits available for corporate purposes. In addition to the $2.8 million of available cash currently on hand, the Corporation has $14.5 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. The $14.5 million of security deposits are released to the Corporation on a basis proportionate to 25 percent of expenditures incurred. It is the Corporation's intention to secure a joint venture partner for its deepwater "Mayflower" block which, if successful, will release up to $10.3 million in secured term deposits assigned to this block.

     During the first nine months of 2004, equity financings and working capital supplemented $14.3 million of cash flow from operations to fund $33.5 million of capital expenditures. An aggregate of $8.7 million was raised from purchase warrant and option exercises and $0.5 million was raised through special warrant financings.

     The Corporation's remaining 2004 Western Canadian exploration and development expenditures are expected to be funded primarily from operating cash flow. If additional cash is required to fund planned 2004 and early 2005 capital programs, in particular programs Offshore Nova Scotia and Offshore Trinidad and Tobago, it may be sourced from equity or other financings or, in the case of Offshore Nova Scotia activities, from potential releases of secured term deposits as additional work expenditures are incurred. The Corporation may also elect to farm-out portions of its Offshore Nova Scotia and Offshore Trinidad and Tobago acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these programs.

     At September 30, 2004, the Corporation had 108.2 million common shares, 2.0 million purchase warrants and 8.4 million stock options outstanding.

BUSINESS RISKS

Canadian Superior is engaged in the oil and gas industry which is inherently risky and is exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of its control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations, and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

     At September 30, 2004, the Corporation had $14.5 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposit relating to the unexpended work commitment.

     In addition, the Corporation is involved in various claims and litigation arising in the ordinary course of business. In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Corporations financial position. The Corporation maintains insurance, which in the opinion of the Corporation, is in place to address any unforeseen claims.

MANAGEMENT HAS COMPILED THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION OF CANADIAN SUPERIOR ENERGY INC. CONSISTING OF THE INTERIM CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2004 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003. PLEASE NOTE THE INTERIM FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED OR AUDITED BY EXTERNAL AUDITORS.

--------------------------------------------------------------------------------
17           CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT

                                                     CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


(THOUSANDS OF CANADIAN DOLLARS)

                                                         September 30          December 31
ASSETS                                                        2004                 2003
                                                          (UNAUDITED)            (audited)
                                                         ------------         -------------
                                                                                (restated
                                                                                 -note 6)
Current assets
  Cash and short-term investments                        $     2,838          $     9,328
  Nova Scotia offshore drilling security deposit                  --               10,000
  Accounts receivable                                          3,752                3,540
  Prepaid expenses                                               475                  568
                                                         ------------         ------------
                                                               7,065               23,436

Nova Scotia offshore term deposits                            14,469               13,839
Oil and gas assets                                           125,308              107,474
                                                         ------------         ------------
                                                         $   146,842          $   144,749
                                                         ============         ============

LIABILITIES

Current liabilities
  Accounts payable and accrued liabilities               $    13,123          $    14,630
  Revolving production loan (note 2)                           8,350               12,550
                                                         ------------         ------------
                                                              21,473               27,180

Asset retirement obligation (note 6)                           6,736                5,979
Future income taxes                                            8,598                9,220
                                                         ------------         ------------
                                                              36,807               42,379
                                                         ------------         ------------

SHAREHOLDERS' EQUITY

Share capital (note 3)                                       111,641              102,404
Contributed surplus (note 6)                                   3,136                1,404
Deficit (note 6)                                              (4,742)              (1,438)
                                                         ------------         ------------
                                                             110,035              102,370
                                                         ------------         ------------
                                                         $   146,842          $   144,749
                                                         ============         ============



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
           CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT            18

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
--------------------------------------------------------------------------------



                                                                       Three Months Ended                      Nine Months Ended
(UNAUDITED)                                                                September 30                           September 30
(THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMTS.)                2004               2003              2004                 2003
                                                                  ------------     ----------           -------------     ----------
                                                                                    (restated                              (restated
                                                                                      -note 6)                              -note 6)
Revenue
  Oil and gas                                                     $  9,282              9,087           $ 27,670             22,976
  Royalties                                                         (1,878)            (1,607)            (4,796)            (4,499)
                                                                  ---------------------------           ----------------------------
                                                                     7,404              7,480             22,874             18,477
                                                                  ---------------------------           ----------------------------
Expenses
  General and administrative                                         1,689              1,154              4,923              3,983
  Production and operating                                           1,870              1,771              5,166              4,484
  Interest                                                             147                447                447              1,006
  Depletion, depreciation and accretion                              6,204              4,100             16,416              9,230
                                                                  ---------------------------           ----------------------------
                                                                     9,910              7,472             26,952             18,703
                                                                  ---------------------------           ----------------------------
Earnings (loss) from operations                                     (2,506)                 8             (4,078)              (226)
Interest income                                                        108                 78                409                288
                                                                  ---------------------------           ----------------------------
Earnings (loss) before income taxes                                 (2,398)                86             (3,669)                62
                                                                  ---------------------------           ----------------------------
Income taxes
  Capital                                                               72                 83                205                171
  Future (reduction)                                                  (203)                 9               (570)               115
                                                                  ---------------------------           ----------------------------
                                                                      (131)                92               (365)               286
                                                                  ---------------------------           ----------------------------
Net loss                                                            (2,267)                (6)            (3,304)              (224)

Deficit, beginning of period as
previously reported                                                 (2,475)               120               (312)           (17,057)
Adjustment to opening deficit (note 6)                                --                 (824)            (1,126)              (486)
Reduction of Stated Capital (note 3)                                  --                 --                 --               17,057
                                                                  ---------------------------           ----------------------------
Deficit, end of period                                            $ (4,742)              (710)          $ (4,742)              (710)
                                                                  ---------------------------           ----------------------------
Loss per share                                                    $  (0.02)              --             $  (0.03)              --
                                                                  ---------------------------           ----------------------------
Diluted loss per share                                            $  (0.02)              --             $  (0.03)              --
                                                                  ---------------------------           ----------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
19          CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------



                                                                       Three Months Ended                      Nine Months Ended
(UNAUDITED)                                                               September 30                           September 30
(THOUSANDS OF CANADIAN DOLLARS)                                       2004               2003              2004                 2003
                                                                  ------------     ----------           ------------     -----------
                                                                                    (restated                              (restated
                                                                                      -note 6)                              -note 6)
CASH PROVIDED BY (USED IN):
OPERATIONS
  Net loss                                                        $ (2,267)                (6)          $ (3,304)              (224)
  Items not involving cash for operations:
    Depletion, depreciation and accretion                            6,204              4,100             16,416              9,230
    Stock based compensation                                           792                214              1,732                550
    Future income taxes (reduction)                                   (203)                 9               (570)               115
                                                                  ---------------------------           ----------------------------
    Cash flow from operations                                        4,526              4,317             14,274              9,671

  Net change in non-cash working capital                             3,198                308             10,390              1,303
                                                                  ---------------------------           ----------------------------
                                                                     7,724              4,625             24,664             10,974
                                                                  ---------------------------           ----------------------------

FINANCING
  Issue of shares                                                      268              1,983              9,185             34,529
  Revolving production loan advances                                   450               (498)            (4,200)            20,634
    (repayments)
  Redemption (issue) of Nova Scotia                                   (630)              --                 (630)               805
    offshore term deposits
  Note payable advance                                                --                 --                 --                1,500
                                                                  ---------------------------           ----------------------------
                                                                        88              1,485              4,355             57,468
                                                                  ---------------------------           ----------------------------

INVESTING
  Acquisition of oil and gas assets                                 (2,400)              --               (2,400)           (54,160)
  Exploration and development
    expenditures                                                    (8,077)            (7,120)           (31,093)           (15,496)
                                                                  ---------------------------           ----------------------------
                                                                   (10,477)            (7,120)           (33,493)           (69,656)

  Net change in non-cash working capital                           (12,772)             1,010             (2,016)             1,214
                                                                  ---------------------------           ----------------------------
                                                                   (23,249)            (6,110)           (35,509)           (68,442)
                                                                  ---------------------------           ----------------------------
Increase in cash and short-term
  investments                                                      (15,437)              --               (6,490)              --
Cash and short-term investments,
  beginning of period                                               18,275               --                9,328               --
                                                                  ---------------------------           ----------------------------
Cash and short-term investments, end of period                    $  2,838               --             $  2,838               --
                                                                 ---------------------------           ----------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
          CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT             20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003 except as described in note 6. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2003.

NOTE 2: REVOLVING PRODUCTION LOAN

At September 30, 2004 the Corporation had a demand revolving production loan facility (the "facility") with a Canadian chartered bank of $24.0 million of which it had drawn $8.35 million. The facility bears interest at prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the remainder. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires November 30, 2004, unless renewed, or extended. At October 31, 2004 the facility had a drawn balance of $11.3 million.

NOTE 3: SHARE CAPITAL

a) Issued
   The Corporation's authorized share capital consisted of an unlimited number of common shares and preferred shares.

                                                                  NUMBER            AMOUNT
                                                                ---------------------------
     Balance as at December 31, 2003                              96,101        $   80,095
       Issued upon conversion of special warrants                  7,543            22,834
       Issued upon exercise of stock options                       1,102             1,245
       Issued upon exercise of $2.00 purchase warrants             3,002             6,004
       Issued upon exercise of $3.20 purchase warrants               484             1,549
       Issue costs, net of future tax reduction of $52.00             --                (7)
                                                                ---------------------------
     Balance as at March 31, 2004                                108,232         $ 111,264
                                                                ===========================

b)   Special warrants issued:

                                                                  NUMBER            AMOUNT
                                                                ---------------------------
       Balance, December 31, 2003                                  7,368        $   22,309
       Special warrants issued for cash                              175               525
                                                                ---------------------------
                                                                   7,543            22,834
       Converted upon issuance of common shares                   (7,543)          (22,834)
                                                                ---------------------------
       Balance as at March 31, 2004                                    0        $        0
                                                                ===========================


   On February 6, 2004 the Corporation filed a short form prospectus qualifying the distribution of: (a) 7,400,180 common shares and 2,466,726 common share purchase warrants upon the exercise of the 7,225,180 special warrants issued in December 2003 and an additional 175,000 special warrants issued on January 12, 2004 and (b) 142,857 flow-through common shares upon the exercise of 142,857 flow-through special warrants issued on December 31, 2003.

c) Purchase Warrants:

   i) The following table summarizes the $2.00 purchase warrant activity:


                                                                         NUMBER
                                                                         -------
          Outstanding, as at December 31, 2003                            3,368
          Exercised January 1 - March 19, 2004                           (3,002)
          Unexercised, and expired as of March 20, 2004                    (366)
                                                                         -------
          Outstanding, as at September 30, 2004                               0
                                                                         =======



--------------------------------------------------------------------------------
21          CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

ii) As described in Note 3(b) in February 2004, the Corporation filed a short form prospectus qualifying the distribution of 2,466,726 common share purchase warrants.

The following table summarizes this $3.20 purchase     warrant activity:

                                                                         Number
                                                                         -------
          Balance, as at December 31, 2003                                   --
          Issued February 6, 2004                                         2,467
          Exercised, total as at June 30, 2004                             (484)
          Expired on March 31, 2004 (insiders of Corporation)               (33)
                                                                         -------
          Outstanding, as at September 30, 2004
            and expiring December 31, 2004                                1,950
                                                                         =======


    On March 30, 2004, the Corporation announced it had extended the $3.20 purchase warrant expiry to December 31, 2004 for non-insiders of the Corporation.

d) On June 27, 2003, at the Corporation's Annual Meeting of Shareholders, a special resolution was approved authorizing a reduction in the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation's deficit as at December 31, 2002.

e) Stock options: The Corporation has a stock option plan for its directors, employees and consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option's maximum term is ten years.


                                                          MARCH 31, 2004           DECEMBER 31, 2003
                                                  -------------------------------------------------------
                                                                   Weighted                     Weighted
                                                       Number       Average         Number       Average
                                                   of Options         Price     of Options         Price
                                                  -------------------------------------------------------
          Balance, beginning of year                    5,133       $  1.29          5,841       $  1.12
            Forfeited                                    (500)         1.06           (188)         1.35
            Exercised                                  (1,102)         1.13         (1,625)         0.99
            Granted                                     4,852          1.81          1,105          1.73
                                                  -------------------------------------------------------
          Balance, end of year                          8,383       $  1.63          5,133       $  1.29
                                                  =======================================================

    A modified Black-Scholes option pricing model, with the following weighted average assumptions for the nine months ended September 30, 2004, was used to estimate the fair value of options on the date of the grant, for inclusion as stock-based compensation expense.

          Risk free interest rate (%)                   4.25
          Expected lives (years)                         5.0
          Expected volatility (%)                         94
          Dividend per share                            0.00

The grant date weighted average fair value of options issued during 2004 was $1.28 per option.

NOTE 4: RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2004, the Corporation paid $542,000 (2003 - $623,000) at commercial terms for oilfield equipment rentals to a company controlled by a director and for aircraft rentals at commercial terms to a company controlled by an officer and director of the Corporation.

    In March 2003, the Corporation received $1.5 million from a company controlled by an officer and director of the Corporation. The note was fully repaid by the Corporation in November 2003, including interest in the amount of $99,986.


--------------------------------------------------------------------------------
          CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT             22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

NOTE 5: HEDGES
The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

    At September 30, 2004 the Corporation has the following contracts in place relating to the remainder of 2004 or 2005:

   CONTRACT                  VOLUME                   PRICE                        TERM
   NATURAL GAS
   Fixed Price               2,000 gj/d               $6.14/gj (Aeco)              April 1, 2004 - October 31, 2004
   OIL
   Fixed Price               100 bbl/d                $44.25 US/bbl WTI            October 1, 2004 - March 31, 2005

    At September 30, 2004, the estimated fair values of the above financial instruments was a loss of approximately $0.1 million.

    Subsequent to September 30, 2004, the Corporation entered into the following contracts:

   CONTRACT                 VOLUME                     PRICE                          TERM
   NATURAL GAS
   Fixed Price              1,000 gj/d                 $9.37/gj                  December 1, 2004 - March 31, 2005
   Costless Collar          1,000 gj/d                 $7.00 - $13.50/gj         November 1, 2004 - March 31, 2005


NOTE 6: CHANGE IN ACCOUNTING POLICIES
a)  Asset Retirement Obligation
    Effective January 1, 2004 the Corporation retroactively adopted the new Canadian standard for "Asset Retirement Obligations". This standard required the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accredited over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The adoption of this standard increased 2004 earnings by approximately $1.0 million. See below for the impact of the adoption in the financial statements.

    Prior to January 1, 2004, the Corporation provided for future site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis.

b)  Stock-based compensation plans
    The Corporation adopted the application of the new Canadian accounting standard for stock-based compensation as of January 1, 2004, with retroactive effect to January 1, 2002. This section requires all stock options granted to employees, directors and consultants of the Corporation to be fair valued and recorded as a compensation expense when granted over the vesting period of the related options, with a corresponding increase to contributed surplus. The adoption of this standard decreased the first nine months of 2004 earnings by $1,732,000.

--------------------------------------------------------------------------------
23          CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Tabular amounts in thousands except per share amounts)
--------------------------------------------------------------------------------

c) The following adjustments result from the application of the new standards:

 Consolidated Balance Sheet as at December 31, 2003 ($000's)


                                                                 CHANGE REGARDING:
                                                         --------------------------------
                                                         ASSET RETIREMENT     STOCK BASED
                                          AS REPORTED       OBLIGATION       COMPENSATION      AS RESTATED
     ------------------------------------------------------------------------------------------------------
     Assets
       Oil and gas assets                     102,677            4,797                 --          107,474
     Liabilities and shareholders' equity
       Asset retirement obligation              1,634            4,345                 --            5,979
       Future income taxes                      9,046              174                 --            9,220
       Deficit                                   (312)             278             (1,404)          (1,438)
       Contributed Surplus                         --               --              1,404            1,404
     ------------------------------------------------------------------------------------------------------

 Changes to asset retirement obligations were as follows:


                                                                FOR NINE MONTHS
                                                        ENDED SEPTEMBER 30, 2004
                                                        ------------------------
Asset retirement obligations at beginning of period                        5,979
Liabilities incurred during period                                           435
Liabilities settled during period                                             --
Accretion                                                                    322
Asset retirement obligations at September 30                               6,736

The adjustment of $(486,000) to the January 1, 2003 opening deficit consists of changes relating to the retroactive application of stock based compensation of $(633,000) and asset retirement obligations of $147,000.

NOTE 7: MEASUREMENT UNCERTAINTY

The Corporation adopted CICA Accounting Guideline 16 "Oil and Gas Accounting Full Cost" in its fourth quarter 2003. This guideline limits the carrying value of oil and gas properties to their fair value in a ceiling test calculation which must be performed at least annually. The fair value is estimated to be the timely future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. No write-down of oil and gas assets was required, under this guideline at September 30, 2004.

MANAGEMENT HAS COMPILED THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION OF CANADIAN SUPERIOR ENERGY INC. CONSISTING OF THE INTERIM CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2004 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003. PLEASE NOTE THE INTERIM FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED OR AUDITED BY EXTERNAL AUDITORS.


--------------------------------------------------------------------------------
          CANADIAN SUPERIOR ENERGY INC. 2004 THIRD QUARTER REPORT            24

HIGHLIGHTS

The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:
(UNAUDITED)


                                                 Three Months Ended                   Nine Months Ended
                                             September 30             %           September 30            %
                                           2004        2003        Change       2004        2003        Change
                                         -----------------------------------------------------------------------
       FINANCIAL:
       ($000's except per share amount)
       Oil and gas revenues              $ 9,282      $ 9,087         2%         $27,670     $22,976      20%
       Cash flow from operations         $ 4,526      $ 4,317         5%         $14,274     $ 9,671      48%
         Per Share                       $  0.04      $  0.05       -20%          $ 0.13     $  0.12       8%
       Net loss                          $(2,267)     $    (6)       --          $(3,304)    $  (224)     --
         Per Share                       $ (0.02)     $  0.00        --          $ (0.03)    $  0.00      --
       Capital expenditures              $10,477      $ 7,120        47%         $33,493     $69,556     -52%
       Net debt including working        $14,408      $30,135       -52%         $14,408     $30,135     -52%
       capital
       Weighted average common
       shares outstanding                107,997       88,786        22%         105,767      82,608      28%

       PRODUCTION, PRICING AND REVENUE:

       NATURAL GAS
       Average daily Production           10,490       11,692       -10%          11,263       9,799      15%
       (mcf/d)
       Average Sales Price ($/mcf)       $  6.41       $ 6.29         2%          $ 6.68      $ 6.81      -2%

       OIL & NGLS
         Average Daily Production            653          798       -18%             624         533      17%
         (bbls/d)
         Average Sales ($/bbl)           $ 48.94      $ 31.93        53%         $ 40.52     $ 33.15      22%

       BARRELS OF OIL EQUIVALENT (6:1)
         Average Daily Production          2,401        2,748       -13%           2,501       2,166      15%
         (boe/d)
         Average Sales Price ($/boe)     $ 42.01      $ 35.96        17%         $ 40.38     $ 38.86       4%
         Total Oil and Gas Revenue       $ 9,282      $ 9,087         2%         $27,670     $22,976      20%
         ($000's)

       WELLS DRILLED
       Gross                                 9.0          6.0        50%              19          10      90%
       Net                                   8.3          5.4        53%              15         8.6      74%




25                   CANADIAN SUPERIOR ENERGY INC.  2004 THIRD QUARTER REPORT

                                                       CORPORATE INFORMATION

DIRECTORS

GREG S. NOVAL, B.COMM., B.A. (ECON.), LLB
         PRESIDENT & CEO

ALEX SQUIRES, B.A. SC. (IND ENG), MBA, CFA
         DIRECTOR

GERALD J. MAIER, B.SC. PET. ENG., O.C., C.D.,
         LL.D., FCAE
         DIRECTOR

LEIGH BILTON
         VICE PRESIDENT, WESTERN CANADA OPERATIONS
         & DIRECTOR

CHARLES DALLAS
         DIRECTOR

T.J. (JAKE) HARP, B.SC. PET. ENG., P.GEOPH.
         DIRECTOR




REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
         CALGARY, ALBERTA & TORONTO, ONTARIO

SOLICITORS
Canadian Counsel
         Borden Ladner Gervais LLP
                  CALGARY, ALBERTA

         Burchell Green Hayman Parish
                  HALIFAX, NOVA SCOTIA

         McCarthy Tetrault LLP
                  CALGARY, ALBERTA

U.S. Counsel
         Morrison & Foerster LLP
                  NEW YORK, NEW YORK

         McLaughlin & Stern LLP
                  NEW YORK, NEW YORK

         Preston Gates Ellis LLP
                  SEATTLE, WASHINGTON


OFFICERS AND SENIOR MANAGEMENT

GREG S. NOVAL, B.COMM., B.A. (ECON.), LLB
         PRESIDENT & CEO

MICHAEL E. COOLEN, B.SC., B.ENG. (MECH), P.ENG.
         VICE PRESIDENT, EAST COAST OPERATIONS

LEIGH BILTON
         VICE PRESIDENT, WESTERN CANADA OPERATIONS

ROSS A. JONES, CMA
         CHIEF FINANCIAL OFFICER

MEL MARSHALL, B.SC. GEOPHYSICS, P.GEOPH.
         VICE PRESIDENT, EXPLORATION

DANIEL C. MACDONALD, B.A. IN BUSINESS ADM. (FINANCE)
         LAND MANAGER

GEROLD FONG, B.SC. GEOPHYSICS
         EXPLORATION MANAGER

JASON BEDNAR, B.COMM., CA
         CONTROLLER

MARK GILLIS, B. ENG. (MECH), P.ENG.
         MANAGER, EAST COAST OPERATIONS

NEIL DORE, P.ENG.
         MANAGER ENGINEERING, WESTERN CANADA


INDEPENDENT ENGINEERS
Gilbert Laustsen Jung Associates Ltd.
         CALGARY, ALBERTA

McDaniel & Associates Consultants Ltd.
         CALGARY, ALBERTA

AUDITORS

KPMG LLP
         CALGARY, ALBERTA

BANKS
Alberta Treasury Branch
         CALGARY, ALBERTA

HSBC Bank Canada
         CALGARY, ALBERTA

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
American Stock Exchange
Trading Symbol: SNG


     CANADIAN SUPERIOR ENERGY INC.  2004 THIRD QUARTER REPORT              26

                                     [LOGO]

                               CANADIAN SUPERIOR
                                  ENERGY INC.


                                  HEAD OFFICE
              Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta,
                                 Canada T2P 4H2
                    Tel: (403) 294-1411 Fax: (403) 216-2374


                               EAST COAST OFFICE
                             Purdy's Wharf Tower 1
           Suite 1409, 1995 Upper Water Street, Halifax, Nova Scotia
                                 Canada B3J 3N2
                    Tel: (902) 474-3969 Fax: (902) 474-3958



                                 www.cansup.com